EXHIBIT 12

EXHIBIT 12

JOSTENS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	Three months ended		Years ended
Dollars in thousands	March 29, 2003	March 30, 2002	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 2000	January 2, 1999
Earnings
Income (loss) from continuing operations before income taxes	$(14,619)	$(11,085)	$28,269	$26,540	$(10,468)	$43,999	$35,952
Interest expense (excluding capitalized interest)	13,989	18,137	68,435	79,035	60,252	7,486	7,026
Portion of rent expense under long-term operating leases representative of an interest factor	325	365	1,312	1,164	1,121	1,483	1,233

Total earnings	$(305)	$7,417	$98,016	$106,739	$50,905	$52,968	$44,211

Fixed charges
Interest expense (including capitalized interest)	$13,989	$18,137	$68,435	$79,035	$60,252	$7,887	$7,729
Portion of rent expense under long-term operating leases representative of an interest factor	325	365	1,312	1,164	1,121	1,483	1,233

Total fixed charges	$14,314	$18,502	$69,747	$80,199	$61,373	$9,370	$8,962

Ratio of earnings to fixed charges	— [1]	0.4[1]	1.4	1.3	0.8[2]	5.7	4.9

[1]	For the three months ended March 29, 2003 and March 30, 2002, earnings did not cover fixed charges by $14.6 million and $11.1 million, respectively.
[2]	For the year ended December 30, 2000, earnings did not cover fixed charges by $10.5 million.